This document is a supplement to the Allstate® Guaranteed Lifetime Income annuity prospectus. Please review and retain this supplement with your current prospectus.

Allstate Life Insurance Company

Supplement dated April 24, 2009,

to

Prospectuses dated April 14, 2008

This supplement amends certain disclosures contained in the above-referenced prospectus issued by Allstate Life Insurance Company (“Allstate”).

On April 22, 2009, the Board of Trustees of the Allstate Financial Investment Trust approved a Plan of Liquidation for the Allstate ClearTarget Retirement Funds (the “Funds”). As a result, effective at close of business on June 30, 2009, all of the Funds that are eligible for use with the Certificate will be liquidated and the proceeds distributed to shareholders.

Your Certificate will terminate as of the date your Fund Account value is moved or liquidated. As specified in the Certificate prospectus, if no Funds are available for use with the Certificate, you may apply your Fund Account value to purchase an available income or lifetime annuity payout option as described in the Certificate prospectus. If you wish to pursue one of the annuity options, please contact your financial representative.

In addition, although not required under your Certificate, Allstate will reimburse you for the difference between the aggregate amount of purchases in the Funds (less dividends and prior withdrawals) and their final Fund Account value. You will receive a reimbursement only if your final Fund Account value is less than your aggregate amount of purchases in the Fund (less dividends and prior withdrawals). This amount will be sent to you via a separate check from Allstate.

We will send you a form to use for instructing Allstate where to send your reimbursement amount (if applicable). The reimbursement proceeds will be paid approximately 30 days following the later of the date your form is received by us or the date your Fund Account value has been moved or liquidated.

If you do not elect to move your account value to a successor custodian, any proceeds paid to certificate holders in cash will require 10% of the amount distributed to be withheld for federal income tax purposes. Shareholders can elect to not withhold for federal income tax in certain situations.

Please be aware that cash distributions from an Individual Retirement Account (“IRA”) will generally be subject to tax as ordinary income. Taxpayers under age 59 ½ may owe an additional 10% penalty tax on such distributions. Federal tax law allows only a limited period of time during which a taxpayer may rollover a cash distribution to another IRA. You should consult a qualified tax advisor to review tax implications and timelines for your specific circumstances.